Quaker Investment Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin  53202

March 10, 2014

VIA EDGAR TRANSMISSION

Ms. Kathy Cherko
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:          Quaker Investment Trust (the “Trust”)
File Nos.: 33-38074 and 811-06260

Dear Ms. Cherko,

On behalf of the Trust, I am writing in response to oral comments provided to Timothy Richards, Chief Compliance Officer for the Trust, on February 20, 2014, from the U.S. Securities and Exchange Commission Staff (the “Staff”) regarding the Staff’s recent review of the Trust’s annual shareholder report for the period ended June 30, 2013, filed on Form N-CSR on September 6, 2013 (SEC Accession No. 0000930413-13-004511.  For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s respective responses.

In connection with this response to the Staff’s comments, the Trust, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff regarding report filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

Form N-CSRS

1.
Staff Comment: For all Funds, as applicable, in future reports please include as part of the discussion of market conditions a discussion of the investment strategies and techniques that impacted the Funds’ performance.  In particular, please address how the Funds’ use of derivatives impacted a Fund’s performance.

Response: The Trust undertakes to include such discussion in future reports, beginning with the next annual report for the year ended June 30, 2014, filed on Form N-CSR.

Ms. Kathy Cherko
United States Securities and Exchange Commission
March 10, 2014

2.
Staff Comment: With respect to the Statement of Assets and Liabilities for the Strategic Growth Fund, the “Receivables due from the Advisor” appear to be more than 1 month’s accrual.  Please explain why the amount is high and when it settled.

Response:  The Adviser made a voluntary expense reimbursement at the end of the fiscal year in order to reduce the total operating expenses of the Fund.  This amount was receivable during the month of June 2013.  Payment was received in July 2013.  Effective with the most recent update to the Fund’s Registration Statement filed on Form N-1A on October 29, 2013 (SEC Accession No. 0000894189-13-005975), the Adviser has contractually agreed to waive fees and/ or reimburse expenses in order to limit the Fund’s total annual operating expense.

3.
Staff Comment: For all Funds, as applicable, please remove the “Ratio of expenses to average net assets (excluding dividend and interest expense for securities sold short)”.  This may be presented as a footnote.

Response: The Trust undertakes to make the requested revision in future reports, beginning with the next annual report for the year ended June 30, 2014, filed on Form N-CSR.

4.
Staff Comment: Note 2 to the Financial Highlights should include disclosure regarding the sensitivity of fair value measurements categorized within Level 3 to any changes in unobservable inputs as well as any inter-relationships. (See ASU 2011-04).

Response: The Trust undertakes to include such disclosure in future reports, beginning with the next annual report for the year ended June 30, 2014, filed on Form N-CSR.

5.
Staff Comment:  The Akros Absolute Return Fund and the Event Arbitrage Fund state that they are each non-diversified, but appear to have been operating as diversified Funds.  Please confirm that if they have been operating as diversified for more than 3 years they will not operate as non-diversified without seeking shareholder consent.

Response:   The Akros Absolute Return Fund was recently liquidated.  With respect to the Event Arbitrage Fund, the Trust confirms that it intends to continue to operate as a diversified Fund.  As such, any language indicating that the Fund had been non-diversified was previously removed in the most recent update to the Fund’s Registration Statement filed on Form N-1A on October 29, 2013 (SEC Accession No. 0000894189-13-005975).  In addition, the Trust confirms that if it intends to operate the Fund as  non-diversified, it will seek and obtain shareholder consent prior to making such change.

Ms. Kathy Cherko
United States Securities and Exchange Commission
March 10, 2014

If you have any questions regarding the responses to these comments, please do not hesitate to contact Alia Vasquez at U.S. Bancorp Fund Services, LLC on behalf of the Trust at 414 -765-6620.

Sincerely,

/s/ Timothy E. Richards
Timothy E. Richards
Chief Compliance Officer, Quaker Investment Trust

Cc: Jonathan M. Kopcsik, Esq., Stradley Ronan Stevens & Young, LLP